SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

RETALIX LTD.
(Name of Subject Company (Issuer))

BOAZ DOTAN
ELI GELMAN
NEHEMIA LEMELBAUM
AVINOAM NAOR
MARIO SEGAL
M.R.S.G. (1999) LTD.
(Names of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

Avinoam Naor
1 Hashikma
P.O. Box 8
Savyon, Israel 56530
Telephone: +972-3-737-1111
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Dan Geva, Adv.
Shira Azran, Adv.
Meitar Liquornik Geva & Leshem Brandwein.
16 Abba Hillel Silver Road
Ramat Gan 52506, Israel
Telephone: +972-3-610-3100

CALCULATION OF FILING FEE

Transaction	Amount of Filing
Valuation	Fee*
$ 14,105,000	$ 787.06

*	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tenderoffer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that was filed by Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal, five individuals who are citizens of the State of Israel, and M.R.S.G. (1999) Ltd., a limited company organized under the laws of the State of Israel (collectively referred to hereinafter as “Alpha” or the “Bidder Group”), on October 21, 2009, and relates to the offer by the Bidder Group to purchase up to 1,550,000 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Retalix Ltd. (“Retalix”), at $9.10 per Share to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions stated in, the Offer to Purchase, dated October 21, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

        The Schedule TO, as amended hereby, is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase and the Letter of Transmittal was incorporated by reference in response to the vast majority of the items of the Schedule TO, and is also deemed incorporated by reference into the items of this Amendment (as supplemented by the information provided below in this Amendment). Also pursuant to such General Instruction F, certain information set forth in (i) the proxy statement filed by Retalix with the SEC on September 21, 2009 (as Exhibit 99.1 to its Form 6-K filing on such date) with respect to the October 19, 2009 annual meeting of shareholders (the “Shareholders Meeting”) at which certain transactions and agreements by and among Retalix, the Bidder Group, Ronex Holdings, Limited Partnership (“Ronex”) and Retalix’s founders were approved, including a private placement (the “Private Placement”) pursuant to which Retalix is issuing and selling ordinary shares to the Bidder Group (the “Proxy Statement”) and (ii) the Statement of Beneficial Ownership on Schedule 13D filed by the Bidder Group with the SEC on September 10, 2009 (the “Bidder Group’s Schedule 13D”), which also described certain of such transactions and agreements by and among Retalix, the Bidder Group, Ronex and Retalix’s founders, was also incorporated by reference into the Schedule TO and is likewise incorporated by reference into this Amendment. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

        (a). The information set forth in Item 11, paragraph (a) of the Schedule TO is incorporated herein by reference.

        (b) The information set forth in Item 11, paragraph (b) of the Schedule TO is incorporated herein by reference.

        On November 19, 2009, the Bidder Group announced the final results of the Offer. The Offer expired on Thursday, November 19, 2009 at 12:00 a.m., New York time, or 7:00 a.m., Israel time.

        As of the expiration of the Offer, based on the final results provided by the U.S Depositary and by the Israeli Depositary, 1,513 Shares, representing less than 0.01% of the outstanding Shares (prior to the consummation of the Private Placement), had been validly tendered and not withdrawn. In accordance with the terms of the Offer, and based on such final count, the Bidder Group has accepted for purchase all such 1,513 Shares at the $9.10 per Share cash purchase price, for a total cost of $13,768.30 (excluding fees and expenses relating to the Offer).

        The full text of the press release issued by the Bidder Group is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is amended and supplemented to include the following exhibit:

        Exhibit (a)(5)(E)      Text of Press Release issued by the Bidder Group on November 19, 2009.

SIGNATURES

        After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Boaz Dotan —————————————— Boaz Dotan

/s/ Eli Gelman —————————————— Eli Gelman

/s/ Nehemia Lemelbaum —————————————— Nehemia Lemelbaum

/s/ Avinoam Naor —————————————— Avinoam Naor

/s/ Mario Segal —————————————— Mario Segal

M.R.S.G. (1999) LTD. By: /s/ Mario Segal —————————————— Mario Segal Sole Shareholder and Sole Director

Dated: November 19, 2009

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated October 21, 2009.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(F)	Guidelines for Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8.*

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*

(a)(5)(A)	Text of Press Release issued by Retalix on September 3, 2009 (incorporated by reference to the Schedule TO-C filed by the Bidder Group with the SEC on September 3, 2009).*

(a)(5)(B)	Text of Press Release issued by the Bidder Group on October 21, 2009.*

(a)(5)(C)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on October 21, 2009.**

(a)(5)(D)	Form of Acceptance Notice and Share Transfer Deed filed with the Israeli Securities Authority on October 21, 2009.**

(a)(5)(E)	Text of Press Release issued by the Bidder Group on November 19, 2009.

(b)	Not applicable.

(d)(1)	Bidder Group’s Schedule 13D, filed by the Bidder Group with the SEC on September 10, 2009 (incorporated by reference to such Schedule 13D).

(d)(2)	Share Purchase Agreement, dated as of September 3, 2009, by and between Retalix and the Bidder Group (the “Share Purchase Agreement”) (incorporated by reference to Exhibit 4 to the Bidder Group’s Schedule 13D).

(d)(3)	Share Purchase Agreement, dated as of September 3, 2009, by and among Barry Shaked, the Bidder Group and Ronex (incorporated by reference to Exhibit 2 to the Bidder Group’s Schedule 13D).

(d)(4)	Shareholders Agreement, dated as of September 3, 2009, by and between Ronex and the Bidder Group (incorporated by reference to Exhibit 1 to the Bidder Group’s Schedule 13D).

(d)(5)	Form of Registration Rights Agreement, by and between Retalix and the Bidder Group, annexed as Exhibit D to the Share Purchase Agreement (incorporated by reference to Exhibit 5 to the Bidder Group’s Schedule 13D).

(d)(6)	Form of Management Services Agreement, by and between Retalix and the Bidder Group, annexed as Exhibit E to the Share Purchase Agreement (incorporated by reference to Appendix C to the Proxy Statement serving as Exhibit 99.1 to the Form 6-K filed by Retalix with the SEC on September 21, 2009).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.

**	Previously filed with the Schedule TO. English translation from Hebrew.